Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4 filed by Comcast Corporation: 333-194698

The following third-party letters were made available on Comcast’s website:

August 18, 2014

RE: MB Docket No. 14-57

I’ve recently heard that the FCC is reviewing comments on the proposed transaction between Time Warner and Comcast. I write today to express my support for this transaction.

I currently work as the President and CEO of SMaRT Education, which is a nonprofit corporation dedicated to improving access to STEM education for kids. Our goal is to provide students with the resources, education, and life skills that lead to opportunities as competitive professionals. I strongly believe that our future depends on our children’s understanding of the technological world. We serve over 3,500 students throughout eight counties in Southern California, and focus on developing fun ways to provide hands-on education on technology use.

Were it not for the support of Time Warner Cable, we would not be where we are today. Their support allows us to connect thousands of children every year to the wonders of science and technology.

I’m told that Comcast has donated millions toward creating computer labs and offering digital literacy training in after-school programs that mirror, on larger national scale, the work that SMaRT Education does in California. These efforts include Internet Essentials which provides affordable access to the Internet (under $10/month) for eligible low-income households with children that qualify for free lunch under the National School Lunch Program. Many of the families whose kids are served by SMaRT Education do not have access to Internet at home. Internet Essentials is a promising and exciting step towards creating a brighter future for these kids.

This brings me to my reasons for writing this letter: if the proposed transaction were to be approved, Comcast would be able to extend Internet Essentials, and its other digital literacy programs and grants, to current Time Warner Cable markets, including Southern California. There are millions of people in this market that deserve the same benefits that Comcast customers enjoy. The Internet is vital and necessary for success in today’s information age, and technology will prove to be a key factor for producing future innovation and economic success. So I urge you to approve this transaction, and thank you for taking the time to consider my comments.

Regards,

/s/ Liberty Naud

Liberty Naud
Founder, President, & CEO
SmaRT Education

August 21, 2014

Chairman Tom Wheeler
Commissioner Mignon Clyburn
Commissioner Jessica Rosenworcel
Commissioner Ajit Pai
Commissioner Michael O’Rielly
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman and Commissioners:

The Kennebec Valley Chamber of Commerce is some 600 businesses and organizations in the Augusta Micropolitan of 22 cities and towns which boast a workforce of 43,000 and annual taxable retail sales of more than $940 million. Our mission in support of our members and the larger community is to “enhance life quality by strengthening our regional economy.”

We have seen some significant recent successes in our Capital region's economy thanks to timely mergers and acquisitions of organizations which have remained planted in the area. For example, a combined medical center last year completed a $320 million state-of-the-art hospital; our electric company now under Spanish ownership, is undergoing a $440 million transmission upgrade just in this Kennebec region alone. Both examples mean better care, service and reliability of energy supply for our citizens.

On behalf of the Board and Members of the KV Chamber I urge you to promptly review the Comcast plan to acquire Time Warner Cable and approve the bid. Comcast has already proven a reliable and competitive media server in a nearby part of Maine (Bath-Brunswick-Freeport area).

Comcast has shown a strong commitment to invest in its properties in Maine; by combining Comcast's service area with Time Warner Cable's it will offer businesses in particular major new efficiencies and benefits. The ability to offer services state wide will benefit businesses with multiple locations throughout the state. Previously, businesses with locations in Kittery, Freeport and Lewiston could not rely on either Comcast or Time Warner to connect their businesses. This ability to provide a common platform offers obvious operational efficiencies but it also offers increased security and added redundancy which is increasingly important to all types of businesses.

Combination of the two companies with a common interconnected network will provide greater redundancy and improve dependability for our businesses in this area.

I urge you to support the Comcast-Time Warner Cable purchase.

Sincerely,

/s/ Peter G. Thompson

Peter G. Thompson
President & CEO

To whom it may concern,

Natick Service Council (NSC) is a not-for-profit organization based in the town of Natick, MA. NSC provides basic human services, including food, housing, and home heating fuel, to over 700 low-income and disabled families (over 1,500 residents) throughout our community. Over the years, we have partnered directly with Comcast on many human services initiatives, both financial and otherwise; in support our less-fortunate clients of all ages. We are one, of many community service organizations in our community that Comcast has partnered with. Through this collaborative effort and Comcast's support, we have collectively made a great impact and improved the lives of our neighbors.

Comcast's commitment to serve our community provides a safety net for our residents, especially public school students and low-income families without the means to receive quality broadband services and responsiveness. For example, Comcast's Internet Essentials initiative offers a new level of Internet services to financially challenged residents, who otherwise would not have access. Comcast has also generously provided Natick residents, especially low-income public school students, free or reduced fees for cable services, which opens up a whole new world of educational, social, and family resources for our clients.

Comcast enhances the lives of our less fortunate neighbors through their commitment to invest in their infrastructure, which provides reliable, secure and accessible access to broadband services throughout our community. In my view, it is clear that the proposed Time Warner Cable/Comcast transfer of control and business transaction will be an excellent option for our residents and will further enhance the quality of their lives.

I strongly encourage the FCC to approve this great opportunity.

Sincerely,

/s/ Greg Tutuny

Greg Tutuny
Executive Director

Natick Service Council, Inc.
2 Webster Street
Natick, MA 01760
508-655-1791

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), Comcast has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, including Amendments No. 1, 2, 3, 4, 5 and 6 thereto, containing a joint proxy statement of Comcast and Time Warner Cable that also constitutes a prospectus of Comcast.  The registration statement was declared effective by the SEC on September 5, 2014, and Comcast and Time Warner Cable will commence mailing the definitive joint proxy statement/prospectus to shareholders of Comcast and Time Warner Cable on or about September 9, 2014.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable are available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

In addition, in connection with the proposed transaction between Comcast and Charter Communications, Inc. (“Charter”), Charter will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Charter that also constitutes a prospectus of Charter, and a definitive proxy statement/prospectus will be mailed to shareholders of Charter. INVESTORS AND SECURITY HOLDERS OF COMCAST AND CHARTER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Charter through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955.

Shareholders of Comcast and Time Warner Cable are not being asked to vote on the proposed transaction between Comcast and Charter, and the proposed transaction between Comcast and Time Warner Cable is not contingent upon the proposed transaction between Comcast and Charter.

Comcast, Time Warner Cable, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Time Warner Cable, and Comcast, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Charter. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 29, 2014, and its Current Report on Form 8-K, which was filed with the SEC on June 13, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014, and its Current Report on Form 8-K, which was filed with the SEC on July 1, 2014.  Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 27, 2014, and its Current Report on Form 8-K, which was filed with the SEC on May 9, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus of Comcast and Time Warner Cable filed with the SEC and other relevant materials to be filed with the SEC when they become available, and will also be contained in the preliminary proxy statement/prospectus of Charter when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast and the proposed transaction between Comcast and Charter, including any statements regarding the expected timetable for completing the transactions, benefits and synergies of the transactions, future opportunities for the respective companies and products, and any other statements regarding Comcast’s, Time Warner Cable’s and Charter’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing either of the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for either of the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed transactions; the parties’ ability to promptly, efficiently and effectively integrate acquired operations into their own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s, Time Warner Cable’s and Charter’s respective filings with the SEC, including Comcast’s, Time Warner Cable’s and Charter’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast, Time Warner Cable and Charter assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.